Management’s Discussion and Analysis
of Financial Condition and Results of Operations

This Management’s Discussion and Analysis (“MD&A”), dated as of March 12, 2010, reviews Pacific Rim Mining Corp.’s (collectively with Pac Rim Cayman LLC, “Pacific Rim” or “the Company”) business and financial performance for the three months and nine months ended January 31, 2010 (“Q3 2010”), in comparison to the three months and nine months ended January 31, 2009 (“Q3 2009”). In order to fully understand Pacific Rim’s financial condition and results of operations, this MD&A should be read in conjunction with the Company’s Q3 2010 interim consolidated financial statements and accompanying notes.

The Company’s interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and filed with appropriate regulatory bodies in Canada and the United States. The Company’s reporting currency is the United States (“U.S.”) dollar and all monetary amounts are stated in U.S. dollars unless otherwise noted.

This MD&A is prepared in conformity with NI 51-102F1 and was approved by the Company’s Board of Directors prior to its release.

Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to information that is based on assumptions of management, forecasts of future results, and estimates of amounts not yet determinable. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation: risks related to failure to obtain adequate financing on a timely basis and on acceptable terms; political and regulatory risks associated with mining and exploration; risks related to the maintenance of exchange listings; risks related to environmental regulation and liability; the potential for delays in exploration or development activities or the completion of feasibility studies; the uncertainty of profitability based upon the Company’s history of losses; risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; results of prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks related to gold price and other commodity price fluctuations; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production; and other risks and uncertainties related to the Company’s prospects, properties and business detailed elsewhere in this MD&A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Note Concerning Resource Estimates and to U.S. Investors

The terms “Measured resource”, “Indicated resource” and “Inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. The mineral resource estimates presented herein include Inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these Inferred resources will be converted to Measured and Indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

We advise U.S. Investors that while the terms "Measured resource", "Indicated resource" and "Inferred resource" are recognized and required to be reported by Canadian regulations, the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms and does not normally permit such terms to be used in reports and registration statements filed with the SEC. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission. Inferred resources have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a Measured, Indicated or Inferred resource will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an Inferred mineral resource exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the Measured resource or Indicated resource categories will ever be converted into reserves.

1. Overview

Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s primary asset is the high grade, vein-hosted El Dorado gold project in El Salvador. The Company also owns several similar grassroots gold projects in El Salvador and is actively seeking additional assets elsewhere in the Americas that fit its project focus.

Pacific Rim’s shares trade under the symbol PMU both on the Toronto Stock Exchange (“TSX”) and the NYSE Amex.

All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, and its U.S. and Salvadoran subsidiaries, Pac Rim Cayman LLC (“PacRim”), Pacific Rim El Salvador, S.A. de C.V. (“PRES”), and Dorado Exploraciones, S.A. de C.V. (“DOREX”), inclusive.

1.1 Significant Events

The following technical and corporate events occurred during the Company’s third quarter of fiscal 2010:

On November 12 the Company announced it received notice from the NYSE Amex (the “Exchange”) that, based on their review of the Company’s fiscal 2010 first quarter results, the Company is not in compliance with Section 1003(a)(iii) of the Company Guide, having at July 31, 2009 stockholders’ equity of less than $6,000,000 while sustaining losses from continuing operations and net losses in its five most recent fiscal years. The Company submitted a Compliance Plan (the “Plan”) on December 11, 2009. Subsequent to the end of Q3 2010, the Company was notified by NYSE Amex that its Compliance Plan had been accepted. Details of the NYSE Amex notifications are provided in the Company’s news releases #09-09 and #10-02 dated November 12, 2009 and February 11, 2010 respectively, and in Section 7.

On November 20, 2009 the Company announced that the three nominations for arbitrators in Pac Rim’s action under the Central America-Dominican Republic-United States of America Free Trade Agreement (“CAFTA”) and the El Salvadoran Investment Law have all accepted their appointments and as a result, the Arbitral Tribunal is therefore deemed under ICSID Arbitration Rule 6 to have been constituted. The arbitration process will now get fully underway, with the next step being for the Arbitral Tribunal to convene a hearing to set out the further procedures in the arbitration.

On January 4, 2010, the Government of El Salvador (“GOES”) filed preliminary objections to PacRim’s claims under CAFTA and El Salvador's Investment Law. PacRim’s legal counsel believes these objections are completely without merit. Under CAFTA Article 10.20, the Arbitral Tribunal overseeing PacRim’s claim is to rule on the objections on an expedited schedule, has set hearings on the objections for May 31 and June 1, 2010, and is expected to issue a ruling on the GOES preliminary objections by September 2010. See Section 3.1.4 and Section 7 for additional details regarding the CAFTA action.

On January 14, 2010 the Company closed a private placement financing that it had announced in December 2009. A total of CDN $2,355,000 was raised through the issuance of 11,775,000 units of the Company, consisting of one common share and one common share purchase warrant. Details of the terms of the financing are available in the Company’s news releases # 09-10 and #10-01 dated December 11, 2009 and January 14, 2010 respectively, and in Section 6.3.

1.2 Subsequent Events

No material technical or corporate events have occurred between February 1, 2010 and the date of this report.

1.3 Current Market Status

The business of mining and exploration involves a high degree of risk. The Company is entirely reliant on its current cash and cash equivalents and future financings in order to fund legal, exploration and administration expenses. There can be no assurance that such financing will be available now or in the future, or be available on favourable terms, particularly considering current market conditions for issuance of capital.

Readers are encouraged to thoroughly review the Risks and Uncertainties outlined in Section 15.

1.4 Overall Financial Performance

Pacific Rim is an exploration company that relies on cash and cash equivalents to fund its exploration and general and administrative expenses.

For the three month period ended January 31, 2010, Pacific Rim recorded a loss for the period after discontinued operations of $(1.0) million or $(0.01) per share, compared to a loss of $(0.4) million or $(0.00) per share for the three month period ended January 31, 2009. During Q3 2009, the Company realized $1.2 million in net income from discontinued operations, which substantially offset the loss from continuing operations during that period and for which there was no comparable value during Q3 2010.

At January 31, 2010 the Company’s cash and cash equivalents totalled $2.3 million, a $1.7 million increase from the $0.6 million balance as of October 31, 2009 (the end of the Company’s second quarter of fiscal 2010) and an increase of $1.0 million from the April 30, 2009 balance of $1.3 million, (the end of the Company’s previous fiscal year). The Company held no bullion at January 31, 2010, compared to bullion (held by the Company and not yet sold) valued at $0.2 million at October 31, 2009 and $1.2 million at April 30, 2009. Current assets were $ 2.4 million at January 31, 2010 compared to $0.9 million at October 31, 2009 and $2.6 million at April 30, 2009, a decrease of $0.2 million since the end of the Company’s previous fiscal year. This decrease reflects bullion sales to fund the expenditures of cash on exploration expenses and project generation efforts, general and administrative costs associated with maintaining a public company, and expenditures related to advancing the CAFTA action, offset by the proceeds of a private placement equity financing undertaken by the Company during Q3 2010.

At January 31, 2010 the Company had current liabilities of $0.8 million compared to $0.6 million at April 30, 2009. Future income tax liability, relating to Pac Rim’s investment in El Salvador, did not change between the end of fiscal 2009 and the end of Q3 2010, and at January 31, 2010 was valued at $1.0 million. Currently, Pacific Rim has no short- or long-term debt.

The $0.2 million decrease in current assets combined with the $0.2 million increase in current liabilities, resulted in a $0.4 million reduction in working capital from $2.0 million at April 30, 2009 to $1.6 million at January 31, 2010.

2. Selected Quarterly Financial Information

The following financial data is derived from the Company’s third quarterly unaudited consolidated financial statements for the three month and nine month periods ended January 31, 2010 and 2009:

	Three Months Ended January 31, 2010	Three Months Ended January 31, 2009	Nine Months Ended January 31, 2010	Nine Months Ended January 31, 2009

Summarized Statement of Loss*
Exploration expenditures	$524	$959	$1,379	$4,646
Loss from Continued Operations	$(1,043)	$(1,629)	$(3,279)	$(7,982)
Discontinued Operations – Net income (loss) of Denton-Rawhide Joint Venture	$nil	$1,246	$38	$3,118
Loss for the period	$(1,043)	$(383)	$(3,241)	$(4,864)
Loss per share after Discontinued Operations (basic and diluted)	$(0.01)	$(0.00)	$(0.03)	$(0.04)
Weighted average shares outstanding (basic and diluted)	120,315,373	116,915,460	118,803,156	116,915,460

Summarized Statement of Cash Flows*
Cash Flow used for operating activities	$(528)	$(1,738)	$(1,269)	$(8,319)
Cash Flow provided by investing activities	$nil	$(1,334)	$(14)	$5,988
Cash Flow provided by financing activities	$2,258	$nil	$2,260	$nil
Cash Flow from Continuing Operations	$1,730	$(3,072)	$977	$(2,331)
Cash Flow from Discontinued Operations	$nil	$848	$38	$1,960
Net increase (decrease) in cash	$1,730	$(2,224)	$1,015	$(371)

	At January 31, 2010		At April 30, 2009
Summarized Balance Sheet*
Cash and cash equivalents	$2,299		$1,284
Bullion	$nil		$1,225
Receivables, Deposits and Pre-paids	$81		$106
Current assets	$2,380		$2,615
Total assets	$7,911		$8,187
Total liabilities	$1,869		$1,679
Working Capital	$1,557		$1,982
*all amounts in thousands of US dollars except share and per share amounts

3. Significant Exploration Projects

Pacific Rim’s most significant exploration project is the advanced-stage El Dorado gold project in El Salvador. In July 2008 the Company suspended drilling activity at the El Dorado project in order to preserve capital and reduce its El Salvador investment activity until such time as the Government of El Salvador grants a mining permit for the El Dorado project.

The Company did not conduct any significant exploration work on the El Dorado project, or any of its other existing exploration projects, during Q3 2010. The Company is currently evaluating a number of mineral projects in other jurisdictions for potential acquisition as part of its project generation efforts. Background information regarding the Company’s exploration projects are provided in its 2009 Annual Report available at www.pacrim-mining.com or www.sedar.com.

3.1 El Dorado Gold Project, El Salvador

                  3.1.1 Overview

The El Dorado gold project, located in El Salvador approximately 65 kilometers northeast of the capital city San Salvador, is Pacific Rim’s flagship advanced-stage exploration property. Pacific Rim, through Pac Rim and PRES, owns 100% of the El Dorado project.

The El Dorado project hosts an epithermal bonanza vein system, comprising dozens of gold-bearing veins over an area at least 12 km long by 4.5 km wide. Pacific Rim has defined 6 gold deposits to date within the El Dorado project area including the Minita, South Minita and Balsamo deposits that host the bulk of the project’s resources.

Readers are referred to the Company’s 2009 Annual Report for a thorough description of the El Dorado project claims and tenure, including the project’s tabulated gold and silver resources.

                  3.1.2 Q3 2010 Developments

The suspension of exploration activity at the El Dorado project, initiated in July 2008, continued during Q3 2010. This difficult decision was made in order to preserve capital and substantially reduce Pacific Rim’s El Salvador investment activity while the El Dorado permitting issue remains unresolved. Exploration work at El Dorado during Q3 2010 was limited to activities required to keep the exploration licences in good standing, such as the filing of required documentation, as well as ongoing water testing and minor community relations initiatives.

A feasibility study for the El Dorado project to develop a mine plan and economic analysis of the Minita, South Minita and Balsamo deposits was initiated in fiscal 2006 and put on hiatus between late fiscal 2007 and early fiscal 2009 while the basis of the study was expanded due to the discovery of the Balsamo deposit. In February 2009 (late fiscal 2009) the Company decided to defer completion of the feasibility study. While Pacific Rim intends to complete the feasibility study when the El Dorado permit issue is clarified, it did not resume during Q3 2010.

[The previous paragraph contains a forward-looking statement based on management’s intentions regarding the El Dorado feasibility study as of the date of this report. The conditions management believes are necessary to resume and complete the El Dorado feasibility study are outside of the Company’s control and therefore, management can not predict with certainty if or when the feasibility study will be completed.]

                  3.1.3 Permitting

A thorough description of the process for obtaining an exploitation concession (aka mining permit) under El Salvadoran law, and Pacific Rim’s efforts to obtain approval of its El Dorado Environmental Impact Study (“EIS”) as a precursor to approval of the El Dorado exploitation concession are available in the Company’s 2009 Annual Report. There were no material developments in the Company’s application for environmental or exploitation permits during Q3 2010.

                  3.1.4 CAFTA Action

In April 2009 Pac Rim filed international arbitration proceedings under CAFTA and the El Salvadoran Investment Law against the Government of El Salvador (the “GOES”), in its own name and on behalf of PRES and DOREX. Pac Rim has retained the Washington, DC-based international law firm of Crowell & Moring, LLP to represent it in the arbitration and is seeking award of damages in the hundreds of millions of dollars from the Government for its multiple breaches of international and Salvadoran law. A thorough description of the CAFTA Action is provided in the Company’s 2009 Annual Report. During Q3 2010 Pac Rim was informed by the International Centre for Settlement of Investment Disputes (“ICSID”) that the three nominations for arbitrators in the action have all accepted their appointments. As a result, the Arbitral Tribunal is therefore deemed under ICSID Arbitration Rule 6 to have been constituted. The arbitration process has begun, with the next step being for the Arbitral Tribunal to convene a hearing to set out the further procedures in the arbitration.

On January 4, 2010, the GOES filed preliminary objections to PacRim’s claims under CAFTA and El Salvador's Investment Law. Under CAFTA Article 10.20, the Tribunal is to rule on the objections on an expedited schedule, has set a hearing on the objections for May 31 and June 1, 2010, and is expected to issue a ruling by September 2010. PacRim believes that El Salvador's objections are not only completely without merit, but are also frivolous, and that GOES filed them purely as an attempt to stall the arbitration proceedings. PacRim fully expects that the Tribunal will reject the objections and proceed with the arbitration claim.

                  3.1.5 Summary

The El Dorado gold project is Pacific Rim’s most advanced exploration (and sole material) project, and has been the primary focus of its exploration efforts for the past 8 years and the recipient of the bulk of its exploration expenditures.

The reduction in El Salvador exploration expenditures initiated by the Company in July 2008 continued during Q3 2010. Nonetheless, a majority of the $0.5 million the Company spent on direct exploration costs during Q3 2010 was attributable to the El Dorado project and was spent on ongoing environmental data collection and technical and regulatory programs required to maintain the El Dorado exploration licences. The Company does not intend to resume significant exploration work at the El Dorado project until such time as the environmental permit is received and the exploitation concession is granted. The Company intends to continue exploration activities and make expenditures required to keep the El Dorado property in good standing during the remainder of fiscal 2010 and beyond.

[The foregoing paragraph contains forward-looking statements regarding the scope of exploration work programs management intends to undertake in the coming fiscal year. This expectation is based on various assumptions including but not limited to the Company’s continued title and access to the El Dorado property, availability of sufficient working capital and, if necessary, access to financing. The foregoing paragraph also contains forward-looking statements regarding the Company’s intent to forego significant exploration work at the El Dorado project until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Dorado project is dependent on the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s exploration plans for the El Dorado project as detailed above may not occur as planned.]

3.2 Santa Rita and Zamora-Cerro Colorado Gold Projects, El Salvador

The Company ‘s Santa Rita and Zamora-Cerro Colorado projects cover additional low-sulfidation epithermal gold districts in El Salvador. The Santa Rita gold project is located in central El Salvador, immediately northwest of the El Dorado project and is 100% owned by the Company. The Zamora-Cerro Colorado project comprises some claims that are under option to earn a 100% interest from a third party and additional claims have been staked and are 100% owned by the Company. Readers are referred to the Company’s 2009 Annual Report for a thorough description of the Santa Rita and Zamora-Cerro Colorado project claims and exploration targets.

During Q1 2010 the Santa Rita exploration licence expired and was immediately re-staked in accordance with local regulations by the Company’s subsidiary DOREX. DOREX is currently awaiting approval of the new Santa Rita exploration licence. No material developments occurred on the Zamora-Cerro Colorado project during Q3 2010.

On February 11, 2010, an amendment to the Zamora-Cerro Colorado option agreement was signed by the Company and the property vendors Nycon Resources, Inc. and Cerro Colorado S.A. de C.V. (collectively, the “Optionor”). Under the terms of the amended agreement, the Company will retain its 100% option on the claims comprising the Zamora-Cerro Colorado property but will defer further option payments to the Optionor until the earlier of February 11, 2015 or such time as the Company receives an approved mining permit for the El Dorado project (being a clear signal of the GOES’s support of the mining industry in El Salvador). All other aspects of the option agreement remain unchanged.

Despite the positive exploration results the Company has generated to date on both the Santa Rita and Zamora-Cerro Colorado projects, further exploration activities were curtailed in July 2008 in keeping with the Company’s decision to significantly reduce its investment in El Salvador until such time as the El Dorado environmental permit is received and the exploitation concession is granted. The Company intends to continue exploration activities and make expenditures required to keep the Santa Rita and Zamora-Cerro Colorado licences in good standing during the remainder of fiscal 2010 and beyond.

[The foregoing paragraph contains forward-looking statements regarding the scope of exploration work programs management intends to undertake in the coming fiscal year. This expectation is based on various assumptions including but not limited to DOREX being granted title and access to the Santa Rita property, availability of sufficient working capital and, if necessary, access to financing. The foregoing paragraph also contains forward-looking statements regarding the Company’s intent to forego significant exploration work at the Santa Rita and Zamora-Cerro Colorado projects until the new Santa Rita exploration licence is approved and certain other permits are granted, the implication being that if and when these licences and permits are granted increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of significant exploration at the Santa Rita and Zamora-Cerro Colorado projects is dependent on the re-establishment of tenure at Santa Rita, the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s exploration plans for the Santa Rita and Zamora-Cerro Colorado projects as outlined above may not occur as planned.]

3.3 Generative Program

Pacific Rim’s project generation initiatives focus on acquiring projects the Company believes are located in stable jurisdictions and have good exploration potential without incurring onerous costs.

The Company focuses solely on low-sulfidation epithermal gold systems, which are environmentally-clean, high grade, and low cost.

In late fiscal 2008 the Company ceased exploration activities in El Salvador and shifted the focus of its grassroots exploration initiatives to other jurisdictions that have similarly prospective mineral potential but a more robust appreciation of and economic links to the mining industry. Using its unique understanding of epithermal gold systems in the Central American Gold Belt, Pacific Rim has been very successful in locating new, high grade gold-bearing systems in the past and is ideally equipped to apply this formula for discovery in neighbouring jurisdictions.

The Company is continuing to evaluate potential project acquisitions in the Americas that fit its exploration criteria. However, no new project acquisitions were made during or subsequent to Q3 2010, and there are no guarantees that any project evaluation or due diligence work currently underway will result in a positive outcome or that the Company will be successful in acquiring any of the projects it is currently evaluating.

4. Results of Operations

For the three month period ended January 31, 2010, Pacific Rim recorded a loss for the period after discontinued operations of $(1.0) million or $(0.01) per share, compared to a loss of $(0.4) million or $(0.00) per share for the three month period ended January 31, 2009. During Q3 2009, the Company realized $1.2 million in net income from discontinued operations, which substantially offset the loss from continuing operations during that period and for which there was no comparable value during Q3 2010.

For the nine months ended January 31, 2010, Pacific Rim recorded a loss for the period of $(3.2) million or $(0.03) per share, compared to a loss of $(4.9) million or $(0.04) per share for the nine months ended January 31, 2009. The loss from continuing operations during the first nine months of fiscal 2010 was $(3.3) million or $(0.03) per share, compared to $(8.0) million or $(0.07) per share during the same period a year earlier. This decrease in loss before discontinued operations period over period is primarily attributable to significantly lower exploration expenditures and general and administrative costs during the first nine months of fiscal 2010 compared to the same period a year earlier, notwithstanding significant CAFTA-related expenses during the nine months ended January 31, 2010 for which there was no comparable item for the same period a year earlier. For the nine months ended January 31, 2009, the $(8.0) million loss from continuing operations was offset in part by $3.1 million in income from discontinued operations compared to $0.04 million during the nine months ended January 31, 2010.

4.1 Expenses

Quarterly exploration expenditures were greatly reduced year over year, from $1.0 million in Q3 2009 to $0.5 million in Q3 2010. Although significant exploration work ceased at the Company’s El Salvador exploration projects in July 2008 (Q1 2009), residual expenses related to environmental data collection and technical responsibilities of maintaining the El Dorado, Santa Rita and Zamora-Cerro Colorado exploration licences continue. During Q3 2010, exploration expenditures also included expenditures related to the evaluation of potential project acquisitions.

General and administrative expenses were marginally lower during Q3 2010 ($0.3 million) than Q3 2009 ($0.4 million) as a result of the Company’s reduction in activities and staff. An additional $0.3 million was spent on the CAFTA action during Q3 2010, for which there was no comparable item during Q3 2009.

During Q3 2010 the Company realized a gain on the sale of bullion of $0.2 million for which there was no comparable item in Q3 2009. The gain represents the difference between the consideration received for gold and silver when it was sold and its book value, which is based on the gold price on the date the bullion was received. The Company has sold all of its bullion inventory as of January 31, 2010.

4.2 Unusual Items

During Q3 2009 the Company received income of $1.2 million from the Denton-Rawhide operation (in which the Company was a participant until December 31, 2008) related to the production of gold and silver, for which there is no comparable item in Q3 2010.

4.3 Summary

Although the Company’s loss for the period (after discontinued operations) during Q3 2010 was higher than that during Q3 2009 ($(1.0) million and $(0.4) million respectively), the Q3 2009 period benefited from $1.2 million in income received from discontinued operations, for which there was no comparable item during Q3 2010.

5. Summary of Quarterly Results

Summary of Quarterly Results (unaudited) (all amounts in thousands of US dollars, except per share amounts)

	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008
Revenue from Continuing Operations	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Loss before discontinued operations	$(1,043)	$(1,355)	$(881)	$(1,461)	$(1,629)	$(2,602)	$(3,751)	$(6,079)
Loss per share before discontinued operations – basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.03)	$(0.06)
Discontinued Operations – Income from Denton Rawhide Joint Venture	$nil	$38	$nil	$49	$1,246	$1,390	$482	$46
Net loss for the period	$(1,043)	$(1,317)	$(881)	$(1,412)	$(383)	$(1,212)	$(3,269)	$(6,033)
Net loss per share after Discontinued Operations - basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.00)	$(0.00)	$(0.01)	$(0.03)	$(0.06)

The Company has typically realized a net quarterly loss. Until Q1 2009, expenses were generally rising as the Company increased its expenditures on El Salvador-based social and environmental programs, and was operating a drill program at the El Dorado project. Exploration expenses have generally decreased over the past six quarters, since the Company elected to cease active exploration in El Salvador in July 2008 and put its 3 exploration programs there on care and maintenance while it awaits resolution of the El Dorado permitting impasse. Likewise, the Company made significant cuts to staffing levels during Q2 2009 and Q3 2009, which led to lower general and administrative costs. However, in the past 3 quarters, expenses related to the CAFTA action have significantly increased, offsetting the cost savings brought about by staffing cuts. As a result general and administrative costs including CAFTA have increased over the past 3 quarters. Income from discontinued operations (the Denton-Rawhide joint venture) varied substantially quarter to quarter in prior periods. During Q2 2009 the Company received payment for the sale of its 49% interest in the operation (see Section 4) and during Q3 2009 continued to participate in the proceeds of gold and silver production from the operation, which led to a notable increase in income from this discontinued operation during those two periods. Since Q1 2010 the Company has booked negligible income from discontinued operations. Net loss for each of the past 8 quarterly periods shows no discernable trend, which is largely a function of the previously significant variability in income from discontinued operations and rising costs related to the CAFTA action.

6. Liquidity

At January 31, 2010 the Company’s cash and cash equivalents totalled $2.3 million, a $1.7 million increase from the $0.6 million balance as of October 31, 2009 (the end of the Company’s second quarter of fiscal 2010) and an increase of $1.0 million from the April 30, 2009 balance of $1.3 million, (the end of the Company’s previous fiscal year). The Company held no bullion at January 31, 2010, compared to bullion (held by the Company and not yet sold) valued at $0.2 million at October 31, 2009 and $1.2 million at April 30, 2009. Current assets were $ 2.4 million at January 31, 2010 compared to $0.9 million at October 31, 2009 and $2.6 million at April 30, 2009, a decrease of $0.2 million since the end of the Company’s previous fiscal year. This decrease reflects bullion sales to fund the expenditures of cash on exploration expenses and project generation efforts, general and administrative costs associated with maintaining a public company, and expenditures related to advancing the CAFTA action, offset by the proceeds of a private placement equity financing undertaken by the Company during Q3 2010.

During Q3 2010 the Company received $2.3 million from the sale of securities in a private placement financing, $0.3 million from the sale of bullion and added $0.2 million to accounts payable and accrued liabilities. Outlays of cash during the quarter included: $0.5 million in direct exploration expenditures, $0.3 million in direct general and administrative expenses and foreign exchange losses, and $0.3 million in CAFTA-related expenses. The net result was a $1.7 million increase in cash between October 31, 2009 and January 31, 2010.

See Section 7 for further discussion of the Company’s financial condition and estimated funding requirements.

6.1 Cash Flow Used For Operating Activities

The Company’s loss from continuing operations was $(1.0) million in Q3 2010 compared to $(1.6) million in the same quarter a year earlier. These losses were offset by a number of non-cash items and changes in non-cash working capital including: stock-based compensation of $0.2 million for each of Q3 2010 and Q3 2009; a change in accounts payable and accrued liabilities of $0.1 million for Q3 2010 compared to $(0.3) million for Q3 2009; and a change in bullion of $0.2 million for Q3 2010 compared to $nil for Q3 2009. As a result, cash flow used for operating activities was $(0.5) million in Q3 2010, substantially decreased from $(1.7) million in Q3 2009.

For the first nine months of fiscal 2010, cash flow used for operating activities was $(1.3) million compared to $(8.3) million for the first nine months of fiscal 2009. The substantial decrease in cash flow used for operating activities for the current nine month period compared to the same period a year earlier is largely due to a decrease in the loss from continued operations (a loss of $(3.3) million for the first nine months of fiscal 2010 compared to $(8.0) million for the first nine months of fiscal 2009) and non-cash items and changes in non-cash working capital including: financing costs of $0.2 million in the first nine months of fiscal 2010 compared to $nil in the same period a year earlier; a change in accounts payable and accrued liabilities ($0.2 million for the first nine months of fiscal 2010 compared to $(1.0) million for the same period of a year earlier); and a change in bullion of $1.2 million for the first nine of fiscal 2010 compared to $nil for the same period a year earlier.

6.2 Cash Flow Provided by Investing Activities

During Q3 2009 proceeds from the sale of discontinued operation (the only investing activity in either of Q3 2009 or Q3 2010) totaled $1.3 million, compared to $nil for Q3 2010.

During the first nine months of fiscal 2009 the Company made redemptions from short term investments of $4.2 million and realized proceeds from the sale of discontinued operations of $1.8 million, compared to $nil for both items during the first nine months of fiscal 2010. Investments in property, plant and equipment were negligible during both nine month periods and as a result, cash flow used for investing activities was negligible during the first nine months of fiscal 2010 compared to $6.0 million provided by investing activities during the first nine months of fiscal 2009.

6.3 Cash Flow Provided by Financing Activities

During Q3 2010, the Company realized $2.3 million from financing activities related to the sale of securities in a private placement financing that closed on January 14, 2010. There was no comparable item during Q3 2009.

During Q3 2010, a total of CDN $2,355,000 was raised through the sale of 11,775,000 units (“Units”) of the Company at a price of CDN $0.20 per Unit, consisting of one share (“Share”) and one share purchase warrant (“Warrant”). Each Warrant entitles the holder to acquire one additional common share of the Company at a price of CDN $0.30 for a period of 36 months following the closing of the financing. Pacific Rim reserves the right to accelerate the exercise period of the Warrant should the Company receive an approved environmental permit for its El Dorado property in El Salvador and its common stock trade on the Toronto Stock Exchange above a volume weighted average price of CDN $0.40 for 20 consecutive trading days.

The Company has also issued 483,000 Units (the “Finder’s Units) to certain finders (the “Finders”) in connection with the private placement, in payment of a finder’s fee of 6% of the proceeds raised from subscribers introduced by the Finders, and issued 483,000 warrants to Finders (the “Finder’s Warrants”) representing 6% of the total number of Units sold to purchasers introduced by the Finders.

The Shares, the Warrants, the shares and warrants forming part of the Finder’s Units, and the Finder’s Warrants, and any securities issuable on exercise thereof (collectively the “Securities”) are subject to a four-month hold as required under applicable Canadian securities law, expiring on May 15, 2010.

During the first nine months of fiscal 2010, $2.3 million in cash flow was provided by financing activities, including the private placement financing described above, plus a negligible amount realized from the exercise of employee stock options (16,666 shares at an average price of CDN $0.17 per share). There was no cash flow from financing activities during the first nine months of fiscal 2009.

6.4 Contractual Obligations

The Company’s contractual obligations have not materially changed from those disclosed in its 2009 Annual Report.

7. Capital Resources and Financial Condition

At January 31, 2010, the book value of the Company’s current assets was $2.4 million, compared to $2.6 million at April 30, 2009, a reduction of $0.2 million. The minor decrease in current assets is primarily a result the sale of bullion (for cash) and subsequent cash expenditures as outlined in Section 6 above, offset by the addition of cash from the sale of securities under a private placement financing as outlined in Section 6.3 above. Property, plant and equipment balances at January 31, 2010 were marginally reduced to $5.5 million from the April 30, 2009 balance of $5.6 million. As a result, the Company’s total assets at the end Q3 2010 were $7.9 million compared to $8.2 million at the end of fiscal 2009.

At January 31, 2010 the Company had current liabilities of $0.8 million compared to $0.6 million at April 30, 2009. Future income tax liability, relating to Pac Rim’s investment in El Salvador, did not change between the end of fiscal 2009 and the end of Q3 2010, and at January 31, 2010 was valued at $1.0 million. Currently, Pacific Rim has no short- or long-term debt.

The $0.2 million decrease in current assets combined with the $0.2 million increase in current liabilities, resulted in a $0.4 million reduction in working capital from $2.0 million at April 30, 2009 to $1.6 million at January 31, 2010.

The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. Proceeds from the Company’s Q3 2010 private placement financing are sufficient to meet its near-term exploration and administration responsibilities as well as immediate CAFTA arbitration costs. Additional financing will be required in fiscal 2011 to fully fund the anticipated CAFTA arbitration expenses and to fund any new exploration undertakings that may arise through its project generation initiatives. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future or if available, will be so on favourable terms. Factors that could affect the availability of financing include but are not limited to: the acquisition of a new exploration project outside of El Salvador; progress and results of the El Dorado project and its permitting application; the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador; the state of international debt and equity markets; investor perceptions and expectations; and, the global financial and metals markets. The Company may obtain additional financing through, but not limited to, the issuance of additional equity. See Section 14.1, Risks and Uncertainties for a discussion of financing risk.

[The foregoing paragraph contains forward-looking statements regarding the Company’s requirement for financing and the use of funds that may be raised. There are no guarantees that future financing will be available to the Company under acceptable terms and conditions. Readers are cautioned that without additional financing the Company’s plans beyond fiscal 2010 may not be carried out as planned and its ability to continue its business may be at risk. ]

The Company does not intend to resume significant exploration programs in El Salvador until such time as the El Dorado environmental permit and exploitation concession are received. The Company can not judge if or when the required permits will be received and is not currently planning any exploration programs for its El Dorado, Santa Rita and Zamora-Cerro Colorado properties for the remainder of fiscal 2010 beyond what is necessary to keep all of its exploration licences in good standing. Should the required permits be granted, the Company will evaluate its options for resuming full scale exploration work designed to advance its El Salvador projects.

The Company intends to continue to seek new project acquisitions and during the remainder of fiscal 2010 intends to continue to conduct low cost field work, technical and legal due diligence on projects it is currently evaluating, and to seek new prospects for staking or property acquisitions that fit its exploration focus.

[The foregoing two paragraphs contain forward-looking statements regarding the scope of exploration and generative work programs management intends to undertake in the coming fiscal year. This expectation is based on various assumptions including but not limited to: the Company and/or its subsidiaries’ continued title and access to the El Dorado, Santa Rita and Zamora-Cerro Colorado properties; the availability and accessibility of projects the Company may be interested in acquiring; the availability of sufficient working capital; and, if necessary, access to financing. The foregoing paragraph also contains forward-looking statements regarding the Company’s intent to forego significant exploration work at the El Salvador projects until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Salvador projects is dependent on the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration plans and for fiscal 2010 and beyond may not occur as planned.]

The Company anticipates that its exploration plans as outlined above will cost approximately $0.3 million for the remainder of fiscal 2010. If regulatory and political conditions warrant, and adequate financing is available, the Company will resume aggressive exploration of its El Dorado, Santa Rita and Zamora-Cerro Colorado projects in El Salvador, which will result in increased exploration and general and administrative expenditures over those currently anticipated for the remainder of fiscal 2010.

[The foregoing paragraph contains forward-looking statements regarding the Company’s exploration plans and anticipated costs during the remainder of fiscal 2010. Readers are directed to the cautionary notes regarding forward-looking statements related to fiscal 2010 exploration and generative programs above and elsewhere in this report for a discussion of assumptions and risks. The anticipated exploration expenditures noted in the foregoing paragraph reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated.]

The Company’s general and administrative costs during the remainder of fiscal 2010 are anticipated to increase due to legal costs associated with the CAFTA action undertaken by PacRim. Although management believes the Company has sufficient funds to meet its regulatory, exploration and legal responsibilities through the remainder of fiscal 2010, the Company may require additional financing during the coming fiscal year for general working capital expenses and/or expenses related to the CAFTA action (see Section 14.6, Risks and Uncertainties for a discussion of financing risk).

[The previous paragraph contains forward-looking statements regarding anticipated increases in general and administrative expenses as a result of increased legal costs during the remainder of fiscal 2010 and beyond, and the requirement for additional financing to fund these legal costs and/or future general working capital expenses. These statements are based on management’s assumption that the CAFTA action will continue through fiscal 2010 and beyond, and the expected costs of pursuing this action, plus the Company’s anticipated burn rate for general and administrative costs. Should PacRim receive the El Dorado permits at any time, the necessity to continue the CAFTA action may be averted and the anticipated impact on general and administrative costs may not materialize.]

On November 12 the Company announced it received notice from the NYSE Amex LLC (“NYSE Amex” or the “Exchange”) that, based on their review of the Company’s fiscal 2010 first quarter results, the Company is not in compliance with Section 1003(a)(iii) of the Company Guide, having at July 31, 2009 stockholders’ equity of less than $6,000,000 while sustaining losses from continuing operations and net losses in its five most recent fiscal years. In order to maintain listing of the Company’s common shares on the NYSE Amex, the Company was required to submit a Compliance Plan (the “Plan”) to the Exchange addressing how it intends to regain compliance with Section 1003(a)(iii) by May 11, 2011, which plan was submitted on December 11, 2009.

On February 11, 2010 (subsequent to the end of Q3 2010), the Company announced that it had received notice of acceptance of the Plan by the Exchange. With the Exchange’s acceptance of the Plan, the Company’s NYSE Amex listing is expected to continue during the Plan period, up to May 11, 2011, subject to periodic review to determine whether the Company is making progress consistent with the Plan and conditions of NYSE Amex. If the Company is not in compliance with the continued listing standards at the end of the Plan period, or if the Company does not make progress consistent with the Plan during the period, then the Exchange may initiate delisting proceedings (see Section 14.17, Risks and Uncertainties for a discussion of listing maintenance risk).

The Company’s common shares continue to trade on the NYSE Amex under the symbol “PMU” with the trading symbol extension “BC” to denote non-compliance with the Exchange’s continued listing standards while the Plan period is in effect. The Company’s common shares also continue to be listed on the Toronto Stock Exchange (“TSX”) in Canada under the symbol “PMU”.

8. Proposed Transactions

Pacific Rim is continually reviewing project acquisitions and other opportunities that could enhance shareholder value.

There are currently no transactions in process that would affect the financial condition, results of operations or cash flows of the Company.

9. Related Party Transactions

The Company received accounting services from an accounting firm in which an Officer of the Company is a partner. The total accounting fees paid during Q3 2010 were $27 Cdn.

10. Accounting Estimates and Policies

10.1 Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the carrying value of mineral properties and property, plant and equipment, bullion, closure costs and stock based compensation. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, and changes in government policy.

The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property’s mineral resource at the time of the acquisition. This resource estimate was filed as a National Instrument 43-101 compliant technical report in February 2002. It has been superseded by subsequent resource estimates, the most recent of which was completed in January 2008.

The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy.

PRES has experienced lengthy delays in the government of El Salvador’s processing of the El Dorado exploitation concession application with no resolution to date, which, along with other factors beyond the control of PRES, could adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material. PRES has commenced a legal claim under CAFTA. If PRES is unsuccessful in obtaining a permit for El Dorado or in its CAFTA claim, or other factors beyond the control of the Company, such factors could adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material. As at April 30, 2009, management of the Company determined that impairment indicators existed on its El Dorado project and completed an impairment assessment on this project. The current economic environment, the decline in the Company’s stock price and the difficulty in obtaining a permit were considered as impairment indicators. As part of their impairment evaluation, management considered a number of factors, including the Company’s share price at April 30, 2009 and current gold prices along with the Company’s 2005 pre-feasibility study. Based on this impairment evaluation no impairment of the El Dorado project was identified as of April 30, 2009. To date, the Company’s discussions with its legal counsel representing the Company in the CAFTA arbitration have not resulted in a determination of any material impairment in the carrying value of the Company concessions.

The Company re-evaluates the carrying values of property, plant and equipment when events or changes in circumstance indicate that carrying values may not be recoverable. If it is determined that the estimated net recoverable amount based on non-discounted cash flows is less than the carrying value, a write-down to the estimated fair value is made by a charge to earnings.

The Company makes significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings, which have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Using the Black-Scholes Option Pricing Model, management has made estimates of the life of stock options and warrants, the expected volatility and the expected dividend yields that could materially affect the fair market value of these securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

As part of the sale of its interest in Denton-Rawhide (readers are referred to the Company’s 2009 Annual Report), the Company has provided a guarantee on 49% of any reclamation and closure costs in the event that reclamation and closure costs were to exceed $7.0 million. Kennecott has estimated a total of $4.9 million for these expenditures under the proposed plan.

Readers are referred to Notes 2 and 4 (a) to the 2009 audited consolidated financial statements in the Company’s 2009 Annual Report for additional information about Accounting Estimates and Policies.

10.2 Changes in Accounting Policies

Effective May 1, 2008, the Company implemented CICA Handbook Section 1400, which states that financial statements shall be prepared on a going concern basis unless management either intends to liquidate the entity or to cease trading, or has no realistic alternative but to do so. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern, those uncertainties shall be disclosed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. Disclosures required by this standard are included in Note 1 to the 2009 audited consolidated financial statements.

In January 2009, the CICA approved EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments.

The Company has evaluated the new section and determined that adoption of these new requirements did not have a material impact on the Company’s consolidated financial statements.

On March 27, 2009, the CICA approved EIC-174 “Mining Exploration Costs.” This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company has evaluated the new section and determined that adoption of these new requirements did not have a material impact on the Company’s consolidated financial statements.

Effective May 1, 2009 the Company adopted the CICA issued handbook section 3064, “Goodwill and Intangible Assets”, which replaces CICA HB Section 3062, “Goodwill and Intangible Assets,” and CICA HB Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” and EIC-27, “Revenues and Expenditures during the Pre-operating Period” and CICA HB Section 1000, “Financial Statement Concepts.” The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with U.S. GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP. The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.

The Company has evaluated the new section and determined that adoption of these new requirements did not have a material impact on the Company’s consolidated financial statements.

10.3 Recent accounting pronouncements not yet adopted

                  10.3.1 International financial reporting standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on May 1, 2011. The transition date of May 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. In July 2008, the AcSB announced that early adoption will be allowed in 2009 subject to seeking and obtaining exemptive relief. The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

                  10.3.2 Business combinations

In October 2008, the CICA issued Handbook section 1582, “Business Combinations”, which establishes new standards for accounting for business combinations. This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after May 1, 2011. The Company is considering early adoption to coincide with the adoption of IFRS. This adoption is not expected to have an impact on the Company’s financial position, earnings or cash flows.

                  10.3.3 Non-controlling interest

In October 2008, the CICA issued Handbook section 1602, “Non-controlling Interests”, to provide guidance on accounting for non-controlling interests subsequent to a business combination. The section is effective for fiscal years beginning on or after May 1, 2011. This adoption is not expected to have an impact on the Company’s financial position, earnings or cash flows.

11. Financial Instruments

The primary financial instruments currently affecting the Company’s financial condition and results of operations are cash and cash equivalents, receivables, deposits and prepaids.

11.1 Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company made significant cuts to its expenses during fiscal 2009. The Company realized net proceeds of $2.3 million from the sale of securities under a private placement financing that closed on January 14, 2010. Management believes its cash position as at January 31, 2010 is sufficient to meet its regulatory responsibilities, minor exploration programs and anticipated legal costs during the remainder of fiscal 2010. However, the Company does not currently have sufficient working capital to fully fund the estimated costs of pursuing the CAFTA action against the GOES that PacRim commenced during fiscal 2009. The Company will require additional financing, likely during fiscal 2011, to continue to pursue this action through to completion and to meet its general and administrative responsibilities as well as exploration expenditures that may arise from any new project acquisitions. Readers are encouraged to thoroughly review the Company’s Capital Resources and Financial Condition (Section 7), Risks and Uncertainties (Section 14) and Outlook (Section 16).

[The foregoing paragraph contains forward-looking statement regarding the Company’s liquidity and its ability to meet its exploration and general and administrative financial responsibilities in fiscal 2010 as well as management’s assessment that it will require future financing in order to fund expenses related to the ongoing CAFTA claim initiated by PacRim during fiscal 2009 and for general working capital. These estimations are made by management based on anticipated work programs, current cash, cash equivalent and bullion balances, exploration and legal cost estimates, the expectation that the CAFTA claim will proceed during fiscal 2010, and other factors, any of which, if incorrect, can cause actual results to differ such that the Company require financing in order to meet its fiscal 2010 exploration and administrative responsibilities and/or not require financing earmarked for the CAFTA claim. There are no guarantees that additional financing, on acceptable terms, will be available to the Company. Readers are encouraged to review the Risks and Uncertainties outlined in Section 14, particularly Section 14.1]

11.2 Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits its exposure to credit risk by depositing its cash and cash equivalents with international financial institutions. The Company does not have financial assets that are invested in asset based commercial paper.

11.3 Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company holds its cash and cash equivalents primarily in U.S. dollar and Canadian dollar denominated accounts and its expenses are primarily incurred in U.S. dollars.

At January 31, 2010 the impact of a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease of $0.2 million in the Company’s net earnings. See Section 14.11 for further discussion of this topic. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

11.4 Fair Values

As at January 31, 2010, the Company’s carrying values of receivables, deposits and accounts payable approximate fair values due to their short terms to maturity. The bullion is valued at the lesser of fair value on the date it was received or net realizable value.

11.5 Commodity Price Risk

The Company is subject to price risk from fluctuations in the market price of gold and silver as a result of it holding bullion, which in turn is affected by numerous factors including central bank policies, producer hedging activities, the value of the US dollar relative to other major currencies, global demand and supply and global political and economic conditions. The Company does not have any hedging programs in place to mitigate commodity price risk.

12. Environmental Matters

Readers are referred to the Company’s 2009 Annual Report for a thorough description of environmental matters related to its U.S. and International operations.

13. Controls and Procedures

13.1 Disclosure Controls and Procedures

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information related to the Company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

There has been no change in the Company’s disclosure controls during the three months ended January 31, 2010 that has materially affected, or is reasonably likely to materially affect, its control over disclosures.

13.2 Internal Control Over Financial Reporting

Management has designed internal control over financial reporting, or caused it to be designed under its supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Any system of internal control over financial reporting, regardless of how well designed, has inherent limitations. As such, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has been no change to the Company’s internal controls over financial reporting during the three months ended January 31, 2010 that has materially affected, or is reasonably likely to materially affect, its control over financing reporting.

13.3 Material Weakness in Disclosure Controls and Procedures and Internal Control Over Financial Reporting

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The Company’s CEO and CFO assessed the effectiveness of the Company’s internal control over financial reporting and have assessed the design and operating effectiveness of the Company’s internal control over financial reporting as at January 31, 2010:

Based on that assessment, management concluded that, as at January 31, 2010, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is integral to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. The weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded that taking into account the present stage of the Company’s development the Company does not have sufficient size and scale to warrant hiring of additional staff to correct the weakness at this time.

14. Risks and Uncertainties

The principal activity of the Company is mineral exploration, which is inherently risky. Exploration is also capital intensive and the Company has no source of income. The risk factors that could affect the Company’s future results include, but are not limited to, those items discussed below.

14.1 Financing Risks

The Company’s sources of financing include current cash and cash equivalents. The Company utilizes these funding sources to finance its exploration activities, general and administrative and legal expenses. Additional financing will likely be required during the coming fiscal year in order to fund the Company’s general and administrative costs, including regulatory responsibilities and the costs associated with the CAFTA action (described in Sections 3.1.4 and 7 above, and in the Company’s 2009 Annual Report), as well as to fund any new exploration programs that may arise if the Company acquires a new exploration project during the coming fiscal year as is the goal of its project generation efforts. Furthermore the Company does not have the funds in place to conduct mine development activities at the El Dorado property should the Company receive the permits allowing it to undertake these activities. There can be no assurance that the Company's exploration programs will result in locating additional commercially exploitable mineral ores or that the Company’s properties will be successfully developed. There can also be no assurance that the underlying assumed levels of expenses will prove to be accurate.

There is no assurance that financing will be available to the Company, on reasonable and acceptable terms, during the coming fiscal year or at any time in the future. Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the Company’s failure to remain a going concern, the Company’s inability to continue to fund PacRim’s CAFTA action, or could cause the delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

14.2 Maintenance of Exchange Listings

As detailed in Section 7 above, the Company received notification from the NYSE Amex in November 2009 that as of July 31, 2009 it is not in compliance with listing maintenance standards outlined in the Exchange’s Company Guide, having at July 31, 2009 stockholders’ equity of less than $6,000,000 while sustaining losses from continuing operations and net losses in its five most recent fiscal years. The Company intends to take the necessary steps to rectify this non-compliance and has submitted a Compliance Plan to the Exchange detailing its plans to regain compliance by the given deadline. The Plan was accepted by the Exchange in February 2010. However, if the Company is not in compliance with the continued listing standards at the end of the Plan period or the Company does not make progress consistent with the Plan during the period, then the Exchange may initiate delisting proceedings. If the Company's common shares are delisted from NYSE Amex, shareholders will not be able to trade its common shares on NYSE Amex and certain state securities law exemptions for its common shares would no longer be available. Consequently, the trading market for the Company’s securities in the United States will be limited. Notwithstanding the Exchange’s acceptance of the Company’s Plan, there can be no assurance that the Company will be able to carry out its plan to the satisfaction of the Exchange or will be able to meet the conditions required to maintain its NYSE Amex listing.

14.3 Exploration, Development and Operating Risks

Resource exploration, development, and operation is a highly speculative business that involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of precious metals and other minerals may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish economically viable mineral deposits, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. The potential for any project to eventually become an economically viable operation depends on numerous factors including: the quantity and quality of the minerals discovered if any, the proximity to infrastructure, metal and mineral prices (which vary considerably over time) and government regulations. The exact effect these factors can have on any given exploration property can not accurately be predicted but the effect can be materially adverse.

Except for the El Dorado Project, on which a pre-feasibility study was completed in 2005, none of the Company's properties have a known body of ore and the Company’s proposed exploration programs are an exploratory search for ore.

Although mineral resource estimates included in this document (and/or in previous regulatory documents filed by the Company) have been carefully calculated, prepared, reviewed and/or verified by independent mining experts who are Qualified Persons, and have been reviewed by the Company, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold and/or silver from mineral resources or previously disclosed reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral resources and reserves, production and capital costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that the percentage of gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale ore recovery.

The El Dorado Project is the Company’s principal exploration property, which along with its secondary grassroots exploration projects Santa Rita and Zamora-Cerro Colorado, is located in El Salvador. As with most jurisdictions, El Salvador imposes certain requirements and obligations on the owners of exploratory properties including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. The Company may acquire interests in properties in other North, Central and South American countries that may place substantial restrictions on the Company’s exploratory and development activities. There can be no assurance that additional significant restrictions will not be placed on the Company's existing or future properties or its operations. Such restrictions may have a materially adverse effect on the Company's business and results of operation.

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all of the physical hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals including unusual or unexpected geological formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to or destruction of documents, samples or drill core, damage to life or property, environmental damage and possible legal liability. It may not be possible to insure against these risks, or for economic reasons the Company may elect not to insure against these risks. The payment of liabilities as a result of the occurrence of any of these hazards may have a material adverse effect on the Company’s financial position.

There can be no assurance that the Company’s exploration and acquisition programs will yield new reserves to expand current resources. The development of the Company’s properties will require the commitment of substantial financial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any additional revenues or achieve profitability.

14.4 Reliability of Mineralization Estimates

Although the Company has assessed the mineral resource estimates presented herein and mineral resource and reserve estimates documented in other regulatory filings, and believes that the methods used to estimate such mineral reserves and mineral resources are appropriate, such figures are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of gold or other minerals will be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

14.5 Title to Properties

PRES has applied for an exploitation concession over a portion of its El Dorado Project exploration licence area and has carried out the studies required by the authorities for this concession, including an EIS. The approval of the El Dorado EIS by the Salvadoran Ministry of Natural Resources and the Environment is a requirement for approval of the exploitation concession by the Ministry of Economy. The Company cannot say with certainty if or when the authorities in El Salvador will approve the El Dorado EIS or grant PRES an exploitation concession. The exploitation concession application area covers ground protected by an exploration licence granted to PRES that nominally expired in January 2005. Legal opinions secured by the Company indicate that El Salvadoran administrative laws and procedures assure PRES exclusive rights to the proposed exploitation concession area while the application is in process, despite the underlying exploration licence having expired. There can be no assurance however that this opinion will not be challenged by regulatory authorities or other third parties and that PRES’s legal rights to explore within the exploitation concession application area will be upheld indefinitely pending the outcome of the application process.

The Company's exploration properties may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects. The Company has investigated and believes it has good title to its properties. However, there is no guarantee that adverse claims to title will not arise in the future, nor can the Company express an opinion on how difficult the resolution of such claims would be under the laws of foreign jurisdictions.

14.6 Government Law, Environmental and Other Regulatory Requirements

The Company's El Dorado, Santa Rita and Zamora-Cerro Colorado Projects are located in El Salvador and the Company holds or may acquire exploration properties in other North, Central and South American countries. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

Currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company's assets in the foreign jurisdictions in which the Company operates.

Mining operations have inherent risks and liabilities associated with possible pollution of the environment and with the disposal of waste products occurring as a result of mineral exploration or the production of metals from producing mines. Laws and regulations involving the protection and remediation of the environment and governmental policies and regulations for the implementation of such laws and regulations are constantly changing and are, in general, becoming more restrictive and more costly to abide by. There may be costs and delays associated with compliance with these laws or regulations that could prohibit the Company from the development or expansion of a mine. Mine closure and reclamation cost requirements could change from current estimates.

As disclosed in Sections 3.1.4 and 3.1.5 of the Company’s 2009 Annual Report, PRES has experienced significant delays in the processing of its El Dorado EIS and exploitation concession application, and as a result Pac Rim initiated an action against the Government of El Salvador under the CAFTA international trade treaty.

There can be no assurance that PRES will be successful in either obtaining its sought-after El Dorado exploitation concession, or that any legal challenges Pac Rim has undertaken or that the Company or its subsidiaries may choose to undertake in the future to resolve this issue will be successful.

14.7 History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. As of January 31, 2010, the Company had an accumulated deficit of $84.4 million. The Company currently has no source of revenue and there can be no assurance that the Company will realize revenue growth or achieve profitability in the future.

14.8 Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of a small number of skilled and experienced executives and personnel. Due to the small size of the Company, the loss of any of these key persons or the inability of the Company to attract and retain additional highly-skilled employees may adversely affect its business and future operations. The Company does not maintain key employee insurance on any of its employees.

14.9 Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, directors who have such a conflict will declare their potential conflict and abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

14.10 Competition for Other Assets

Significant and increasing competition exists for the limited number of gold acquisition opportunities available worldwide. As a result of this competition, some of which is with large established mining companies having substantial capabilities and substantially greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

14.11 Currency Fluctuations

The Company's offices and primary activities are currently located in Canada, the United States, and El Salvador. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company's activities in Canada may be denominated in currencies other than the U.S. dollar. Any appreciation of these currencies vis a vis the U.S. dollar could increase the Company's cost of doing business in these countries. In addition, the U.S. dollar is subject to fluctuation in value vis a vis the Canadian dollar. The Company does not utilize hedging programs to mitigate the effect of currency movements.

14.12 Adequacy of Insurance Coverage

The Company has purchased liability insurance that it believes is appropriate for the level of risk incurred, however there are no guarantees that the level of coverage of existing policies can or will be maintained. Furthermore, the Company does not carry insurance for political risk, nor environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Company if a significant claim against the Company should occur.

14.13 Reclamation Risks at Denton-Rawhide

During fiscal 2009 the Company sold the assets it held through its 49% interest in the Denton-Rawhide joint venture to its 51% partner Kennecott Rawhide Mining Company. As part of the sale of its interest in Denton-Rawhide during fiscal 2009, the Company provided a guarantee to fund 49% of any reclamation and closure expenditures made subsequent to the date of the sale that were in excess of $7.0 million. The Coordinating Committee of the Denton-Rawhide mine estimates total reclamation and severance costs for the Denton-Rawhide mine of $9.8 million. $4.5 million in reclamation and severance costs have already been incurred, leaving an estimated $5.3 million to be expended in the future.

This estimate may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide mine and the Company recognizes a potential future reclamation liability, as per the terms of its sale as described above, should actual reclamation and closure costs exceed $7.0 million in excess of reclamation and severance costs incurred prior to the date of the sale (October 30, 2008).

14.14 Environmental Risks and Hazards

The Company’s exploration activities are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may also exist on the Company’s properties that are currently unknown to the Company and that have been caused by previous or existing owners or operators of the properties.

Environmental approvals and permits are currently, and may in the future, be required in connection with the operations of the Company. To the extent that such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing in its exploration, development or mining activities or from proceeding with its exploration or development plans for current properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions that cause exploration, development or mining activities to cease or be curtailed and may include corrective measures requiring capital expenditures or remedial actions. In such an event, the Company could be required to compensate those suffering loss or damage by reason of the Company’s activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to existing environmental laws and regulations governing exploration, development and mining activities of mining companies, or more stringent application of current laws and regulations could have a material adverse impact on the Company causing increases in exploration expenses, capital expenditures or production costs, or a reduction in production levels at producing operations, or require abandonment or delays in development of new mining properties.

14.15 Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange Commission, Canadian Securities Administrators, the NYSE Amex and the TSX. The Company expects these rules and regulations to continue to result in significant legal and financial compliance costs and to make some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of the regulations to which it must comply, including Sarbanes-Oxley Section 404 and Multilateral Instrument 52-109. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or Multilateral Instrument 52-109 could be impaired, which could cause the Company's stock price to decrease.

14.16 Future Sales of Common Shares by Existing Shareholders

The sale of a large number of common shares of the Company in the public markets, or the potential for such sales, could decrease the trading price of the Company’s common shares and could negatively impact the Company’s ability to raise capital through future sales of common shares.

14.17 Foreign Private Issuer Status

The Company is currently designated a ‘foreign private issuer” as defined in Rule 3b-4 under the U.S. Securities and Exchange Act of 1934 (as amended) for the purposes of U.S. securities law,. Although more than 50% of its voting securities are held by U.S. residents, the Company still qualifies for foreign private issuer status by meeting the following conditions: (i) a majority of its executive officers or directors are non-U.S. citizens or residents, (ii) more than 50% of its assets are located outside the U.S., and (iii) the business of the Company is principally administered outside the U.S. The Company may in the future lose its foreign private issuer status if it fails to meet any of the aforementioned criteria.

The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer it would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from the NYSE Amex corporate governance requirements that are available to foreign private issuers. This could have a materially adverse impact on the Company’s corporate overhead costs and its ability to raise future financing.

15. Outstanding Share Data

The following table outlines the common shares outstanding at January 31, 2010 and to December 4, 2009:

	Number of Common Shares	Number of Options	Number of Warrants
Balance on January 31, 2009	130,308,308	10,824,999	19,902,350
Issued or Exercised subsequent to January 31, 2010	nil	nil	nil
Balance on March 12, 2010	130,308,308	10,824,999	19,902,350

16. Outlook

The Company will continue to curtail its exploration programs and expenditures in El Salvador until such time as PRES receives the El Dorado environmental permit and exploitation concession. The Company anticipates expending approximately $0.3 million on exploration-related expenses during the remainder of fiscal 2010, primarily on low-cost exploration work required to keep all of its El Salvador projects in good standing and due diligence evaluation of new projects outside of El Salvador. This work will be revised should circumstances change and depending on the Company’s working capital balances and/or financing opportunities. The Company will require additional financing to fund an expanded exploration program within El Salvador should the Company receive the required permits to do so, and any new exploration programs should the Company acquire additional exploration projects outside of El Salvador (see Section 14.1, Risks and Uncertainties for a discussion of financing risk).

[The foregoing paragraph contains forward-looking statements regarding the Company’s exploration plans and anticipated costs during the remainder of fiscal 2010. Readers are directed to the cautionary notes regarding forward-looking statements related to fiscal 2010 exploration and generative programs above and elsewhere in this report for a discussion of assumptions and risks. The anticipated exploration expenditures noted in the foregoing paragraph reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated.]

The Company’s general and administrative costs during the remainder of fiscal 2010 and beyond are anticipated to increase due to legal costs associated with the CAFTA action undertaken by PacRim. The Company will require additional financing during, likely during the coming fiscal year to fund CAFTA-related expenses through to completion of the action (see Section 14.1, Risks and Uncertainties for a discussion of financing risk).

[The previous paragraph contains forward-looking statements regarding anticipated increases in general and administrative expenses as a result of anticipated increased legal costs as the CAFTA action gets fully underway, and the potential requirement for additional financing for general working capital purposes and/or legal fees related to the CAFTA action. These statements are based on management’s assumption that the CAFTA action will continue through fiscal 2010 and beyond, and the anticipated costs of pursuing this action, and on anticipated costs for general and administrative expenses through the coming fiscal year. Should PRES receive the El Dorado permits at any time, the necessity to continue the action may be averted and the anticipated impact on general and administrative costs may not materialize.]

The Company intends to continue, though at a reduced level, its outreach efforts to the newly elected federal government and administration, municipal government officials, church leaders, business leaders, and Salvadoran citizens. The Company and its subsidiaries have a well documented history of supporting local inhabitants and building relationships with all stakeholders. This is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it and its subsidiaries operate.

Notwithstanding these diplomatic efforts, until resolved, PacRim’s CAFTA claim will continue during the remainder of fiscal 2010 and beyond. The GOES recently filed preliminary objections to PacRim’s CAFTA action, which the Arbitral Tribunal will consider in the coming months and rule on by September 2010. The Company and its legal counsel believe these objections are without merit and that they will be dismissed, and the CAFTA action will proceed.

[The foregoing section contains forward-looking statements regarding the scope of the Company’s fiscal 2010 planned work programs, anticipated expenditures and the expectation of ongoing legal undertakings. These statements are based on assumptions of management, specifically detailed previously in this report, that may prove erroneous and cause actual results and outcomes to differ from those currently anticipated.]

17. Additional Sources of Information

Additional sources of information regarding Pacific Rim Mining Corp. include: information available on SEDAR (www.sedar.com) including the Company’s unaudited interim financial statements published quarterly, and the Company’s Annual Information Form; the Company’s 20-F filing (available at www.sec.gov); and, the Company’s corporate website www.pacrim-mining.com and Spanish-language informational website (www.pacificrim.com.sv).

18. National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of the Company and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises the Company’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The January 2008 El Dorado resource estimate was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada and conforms to current CIM Standards on Mineral Resources and Reserves. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. Mr. Ristorcelli and others at Mine Development Associates have verified the data used to tabulate these resources by auditing the Company’s drill results database, reviewing drill sections, and examining drill core. A technical report in support of the January 2008 El Dorado resource estimate was filed with SEDAR on March 3, 2008. The report was co-authored by Mr. Steven Ristorcelli, P.Geo., and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

A pre-feasibility study for the El Dorado project was completed in January 2005. This pre-feasibility study is supported by a technical report prepared for the Company by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of the Company, as defined in NI 43-101. Mr. Tanaka is a member of the SME and the mAUSIMM.

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.